FRONTEER FINANCIAL HOLDINGS, LTD.

                        STATEMENT PURSUANT TO RULE 14f-1
              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


                                CHANGE IN CONTROL

     In December 1997, Heng Fung Capital [S] Private Limited ("Heng Fung Private"), a wholly owned subsidiary of Heng Fung Holdings Company Limited ("Heng Fung Holdings"), a public company traded on the Hong Kong Stock Exchange, purchased 1,136,364 shares of the outstanding Common Stock of Fronteer Financial Holdings, Ltd. ("Fronteer" or the "Company") from Robert A. Fitzner, Jr. and Robert L. Long, officers and directors of Fronteer, and from two other employees of RAF Financial Corporation ("RAF"), a wholly owned subsidiary of Fronteer that is a securities broker-dealer. In December 1997, Robert A. Fitzner, Jr. and Heng Fung Private agreed that, upon the approval of the National Association of Securities Dealers, Inc. ("NASD") of a change in the beneficial ownership of 25% or more of RAF, Heng Fung Private would purchase an additional 3,556,777 shares of Fronteer's outstanding Common Stock from Mr. Fitzner. In conjunction with the transaction, Fronteer entered into an agreement ("Convertible Debenture Agreement") with Heng Fung Finance Company Limited ("Heng Fung Finance"), a wholly owned subsidiary of Heng Fung Private, pursuant to which Fronteer agreed to sell Heng Fung Finance a ten year $4,000,000 10% Convertible Debenture that is convertible at $.53125 per share into 7,529,411 shares of Fronteer Common Stock. The purchase of the $4,000,000 Convertible Debenture was completed on December 30, 1997. On December 26, 1997, the Board of Directors of Fronteer, at the request of Heng Fung Finance made pursuant to the terms of the Convertible Debenture Agreement, appointed two persons selected by Heng Fung Finance to the Board of Directors of Fronteer.

     On January 29, 1998, the NASD approved (subject to certain restrictions that must be agreed to by RAF) the change in the beneficial ownership of 25% or more of RAF, and Heng Fung Private has advised Fronteer that Heng Fung Private intends to purchase the additional 3,556,777 shares of Fronteer's outstanding Common Stock from Mr. Fitzner on or about the tenth day following the date of this Statement. Contemporaneously with that purchase, Mr. Fitzner, Mr. Long and Mr. Olson, will resign as directors of Fronteer and Mr. Chan and Mr. Trapp, the two remaining directors appointed at the request of Heng Fung Finance, will reduce the number of directors to three and fill the remaining vacancy. It is anticipated that Messrs. Chan and Trapp will appoint Mr. Kwok Jen Fong, whose biographical information appears below, as a director of Fronteer, and it is further anticipated that the directors will appoint new officers for Fronteer. After giving effect to the transactions described above, Heng Fung Holdings, through Heng Fung Private and Heng Fung Finance, will own approximately 27.8% of Fronteer's outstanding Common Stock, will own the $4,000,000 Convertible Debenture that is convertible at $.53125 per share into 7,529,411 of Fronteer's Common Stock and will have the option to purchase an additional ten year $11,000,000 10% Convertible Debenture that will be convertible at $.61 per share into 18,032,786 shares of Fronteer's Common Stock. None of the purchases have been, and it is not anticipated that any of the contemplated purchases will be, made with borrowed funds.

     As a result of the planned change in a majority of Fronteer's directors in connection with the aforementioned transactions, Fronteer is required by Rule 14f-1 adopted under the Securities Exchange Act of 1934, as amended, to provide to each of its stockholders the information contained in this Statement. The information pertaining to the new directors, Heng Fung Holdings, Heng Fung Private and Heng Fung Finance has been provided to Fronteer by such persons.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As of February 2, 1998, Fronteer had 16,871,557 shares of Common Stock, Fronteer's only voting securities, outstanding. The following table sets forth, as of February 2, 1998, the number of shares of Fronteer's outstanding Common Stock beneficially owned by (i) each of Fronteer's current directors and officers, (ii) all of Fronteer's current directors and officers as a group,
(iii) Kwok Jen Fong and (iv) each person who owned of record, or was known to own beneficially, more than 5% of Fronteer's outstanding shares of Common Stock:


     Name and Address of                          Amount of Nature
     Beneficial Owner or Name                      of Beneficial
     of Officer or Director                         Ownership(1)            Percent of Class
     --------------------------                   ----------------          -----------------
     Robert A. Fitzner, Jr ...............         4,236,444(2)                   25.1%

     Robert L. Long ......................           530,000(3)                    3.1%

     Dennis W. Olson .....................           683,925(4)                    3.9%

     Fai H. Chan .........................        30,255,338(5)                   71.3%

     Robert H. Trapp .....................                 0(6)                      0%

     All officers and directors ..........        32,148,930(2)(5)(7)(8)          74.7%
     as a group (5 persons)

     Kwok Jen Fong .......................                 0                         0%

     Heng Fung Holdings Company ..........        30,255,338(2)(8)                71.3%
     Limited
     Lippo Protective Tower
     10th Floor
     231-235 Gloucester Road
     Wanchai, Hong Kong

(1) Except as indicated below, each person has the sole voting and investment power over the shares indicated.

(2) Includes shares underlying options Mr. Fitzner has given to two persons to purchase 300,000 shares from Mr. Fitzner's personal holdings. Heng Fung Private has advised Fronteer that Heng Fung Private intends to purchase 3,556,777 shares of Fronteer's outstanding Common Stock from Mr. Fitzner on or about the tenth day following the date of this Statement.

(3)      Includes   480,000   shares    underlying   stock   options   currently
         exercisable, or exercisable within 60 days.

(4) Includes 100,000 shares of Common Stock underlying stock options, 6,534 shares held in Fronteer's ESOP Plan, 2,172 shares held in Fronteer's 401(k) Plan, and 70,495 shares underlying Mr. Olson's 50% share in 140,990 shares jointly held by a former employee of Fronteer.

(5) Consists of shares beneficially owned by Heng Fung Holdings Company Limited. Mr. Chan is an executive officer, a director and an 11.8% shareholder of Heng Fung Holdings Company Limited.

(6) Mr. Trapp is a director of Heng Fung Holdings Company Limited. Mr. Trapp disclaims beneficial ownership of the shares beneficially owned by Heng Fung Holdings Company Limited.

(7) Includes shares underlying the stock options held by Mr. Olson and the options held by Mr. Long.

(8) Heng Fung Holdings Company Limited is the parent of Heng Fung Private. Heng Fung Private has purchased 1,136,364 shares of Fronteer's outstanding Common Stock and has advised Fronteer that Heng Fung Private intends to purchase on or about the tenth day following the date of this Statement, an additional 3,556,777 shares of Fronteer's outstanding Common Stock from Mr. Fitzner. Also, pursuant to the Convertible Debenture Agreement, Heng Fung Finance, a wholly owned subsidiary of Heng Fung Private, beneficially owns 25,562,197 shares of Fronteer's outstanding Common Stock. See "Change in Control."

                         CERTAIN INFORMATION PERTAINING
                                  TO MANAGEMENT

     After compliance with Rule 14f-1, Robert A. Fitzner, Jr., Robert L. Long and Dennis W. Olson will resign as directors of Fronteer, Fai H. Chan and Robert
H. Trapp will remain directors of Fronteer, the Board of Directors will be reduced to three and Kwok Jen Fong will become a director of Fronteer. The following provides certain information pertaining to Messrs. Chan, Trapp and Fong.

         Fai H. Chan, age 53, has been a director of Fronteer since December 26, 1997. Mr. Chan is the Chairman and Managing Director of Heng Fung Holdings Company Limited and has been a Director of Heng Fung Holdings Company Limited since September 2, 1992. Mr. Chan was elected Managing Director of Heng Fung Holdings Company Limited on May 1, 1995 and Chairman on June 3, 1995. Heng Fung Holdings Company Limited's primary business activities include real estate investment and development, merchant banking, the manufacturing of building material machinery, pharmaceutical products and retail fashion. Mr. Chan has been the President and a Director of Heng Fai China Industries, Inc., a publicly-held company which owns various industrial companies, since June 1994 and Chief Executive Officer thereof since June 1995; a Director of Intra-Asia Equities, Inc., a merchant banking company, since June 1993; Executive Director of Hua Jian International Finance Co., Ltd. from December 1994 until December 1996; and Chairman of the Board of Directors of American Pacific Bank since March 1988 and Chief Executive Officer thereof between April 1991 and April 1993.

         Robert H. Trapp, age 42, has been a director of Fronteer since December 26, 1997. Mr. Trapp has been a director of Heng Fung Holdings Company Limited since May 1995; a Director of Inter-Asia Equities, Inc., a merchant banking company, since February 1995 and the Secretary of such company since April 1994; Director, Secretary and Treasurer of Heng Fai China Industries, Inc., which owns various industrial companies; and the Canadian operational manager of Pacific Concord Holding (Canada) Ltd. of Hong Kong, which operates in the consumer products industry, from July 1991 until November 1997.

         Kwok Jen Fong, age 48 is expected to be appointed as Director of Registrant on or about ten days after the date of this Statement. Mr. Fong has been a practicing solicitor in Singapore for in excess of five years. He has served as a director of Heng Fung Holdings Company Limited since May 1995.

     Except as provided below, none of the foregoing persons is a director of any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act or any of the company registered as an investment company under the Investment Company Act of 1940, as amended. Mr. Chan and Mr. Trapp are directors of Heng Fai China Industries, Inc., a company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

     The executive officers of Fronteer are normally appointed annually at the first meeting of Fronteer's board of directors held after each annual meeting of shareholders. Each executive officer holds office until his or her resignation or until he or she is removed in the manner provided by Fronteer's bylaws. When Messrs. Chan, Trapp, and Fong become the three directors of Fronteer they will consider making changes to the executive officers of Fronteer, including the appointment of Mr. Chan as Chairman of Board and Mr. Trapp as Secretary. The current executive officers of Fronteer are as follows:


    Name of Executive
    Officer and Position                               Principal Occupation For
    in Fronteer                        Age             Last Five Years
    ---------------------              ---             ------------------------

    Robert A. Fitzner, Jr.             52              Chairman of the Board
                                                       of Fronteer since 1996, a Director of
                                                       Fronteer since 1995,
                                                       President of RAF since 1984 and a
                                                       Director of Secutron, Inc., a partially
                                                       owned subsidiary of Fronteer, since
                                                       1986

    Dennis W. Olson                    57              President and a Director of
                                                       Fronteer since 1997

    Robert L. Long             64                      Secretary of Fronteer since 1996, a
                                                       Director of Fronteer since 1995, and
                                                       Senior Vice President of the Corporate
                                                       Finance Division of RAF since 1990

     There is no arrangement or understanding between any of the foregoing persons and any other person pursuant to which such person was selected as an executive officer of Fronteer and there is no family relationship between any of the current or planned directors of Fronteer.

     Fronteer has no standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. During the fiscal year ended September 30, 1997, Fronteer had five meetings of the Board of Directors (including regular scheduled and special meetings and meetings held by consent without a meeting held in person). No person who was a director of Fronteer during the fiscal year ended September 30, 1997, attended fewer than 75% of the total number of meetings of the Board of Directors held during the period that such person was a director of Fronteer.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     To the Company's knowledge based solely upon a review of the Forms 3, 4 and 5 and any amendments thereto furnished to Fronteer, during the fiscal year ended September 30, 1997 there were no directors, officers, or beneficial owners of 10% of Fronteer's outstanding Common Stock who failed to timely file a Report on Form 3, 4 or 5.

                 EXECUTIVE COMPENSATION AND EMPLOYMENT CONTRACTS

         As of the date of this Statement, Messrs. Chan, Fong and Trapp have not received any compensation from Fronteer, nor have any compensation arrangements been established between Fronteer and such persons. The following is the "Executive Compensation" section of Fronteer's Annual Report on Form 10-K for the fiscal year ended September 30, 1997.

                             EXECUTIVE COMPENSATION

                           Summary Compensation Table

The following table provides certain information pertaining to the compensation paid by the Company and its subsidiaries during the Company's last three fiscal years for services rendered by Robert A. Fitzner, Jr., the Chairman of the Board of the Company and the President of RAF, Dennis W. Olson, the President of the Company, and Robert L. Long, the Secretary of the Company and the Senior Vice President of RAF. RAF became a subsidiary of the Company in April of 1995.


                                                             Annual Compensation
                                 --------------------------------------------------------------           Long Term
                                                                                                     Compensation Awards
                                                                                       Other         -------------------
                                   Period                                             Annual            Securities        All Other
Name and                            Ended                                             Compen-           Underlying        Compen-
Principal Position              September 30,         Salary($)        Bonus($)     sation ($)          Options (#)       sation($)
------------------              -------------         ---------        --------     ----------          -----------       ----------

Robert A. Fitzner, Jr.              1997             172,124(a)         30,000               0                    0         1,291(d)
   Chairman of the                  1996             162,000(a)         40,000               0                    0        76,300(d)
   Board of Directors,              1995             162,000(a)         40,000               0                    0         1,270(d)
   and President of RAF

Dennis W. Olson                     1997               121,160               0              (b)             100,000               0
   President of the                 1996               123,500           9,000              (b)                   0               0
   Company                          1995               119,710          10,000              (b)                   0       100,000(d)

Robert L. Long                      1997             414,103(c)              0               0                    0               0
   Secretary of the                 1996             272,612(c)              0               0              800,000       667,236(d)
   Company, and                     1995             320,500(c)              0               0                    0               0
   Senior Vice
   President of RAF

(a) Includes $30,000 paid as a directors fee to Mr. Fitzner by Secutron, 60% of the outstanding stock of which is owned by the Company.

(b) The Company provided Mr. Olson with certain other benefits; however, these benefits did not exceed 10% of his aggregate cash compensation for each of the periods indicated.

(c) Officers of the Company are frequently responsible for conducting transactions for which they receive commission and/or fee compensation. In Mr. Long's case, total annual compensation is and has been transactional commissions and/or fees. During 1997, $131,377 of fees were paid in the form of a portion of RAF's proprietary inventory positions. The inventory positions were transferred to Mr. Long at market value.

(d) Mr. Olson received a commission as a result of the sale of the directories to McLeod. Mr. Fitzner received a commission as a result of the sale of the Clearing Operation and has received an annual Company matching contribution as a result of his contribution to a savings plan. Mr. Long received commissions as a result of the acquisition of the assets of RAFCO and the sale of the Clearing Operation. Mr. Long also realized a profit of $417,236 as a result of the exercise of warrants of companies that he received as compensation for underwritings by RAF. This amount represents the difference between the exercise price of the warrants and the sales price of the underlying stock.

                               Stock Option Plans

Effective September 30, 1988, as amended September 10, 1996, the Company adopted an Incentive Stock Option Plan (Plan), in order to attract and retain the best available personnel for positions of responsibility, to provide additional incentive to employees and consultants of the Company and to promote the success of the Company's business. The Plan authorizes the granting of options to officers, directors, and employees of the Company to purchase 600,000 shares of the Company's Common

Stock subject to adjustment for various forms of recapitalization that may occur. No options may be granted after September 30, 1998, and the fair value of options granted to each optionee cannot exceed $100,000 per year.

An employee must have six months of continuous employment with the Company before he or she may exercise an option granted under the Plan. Options under the Plan may not be granted at less than fair market value at the date of the grant. Options granted under the Plan are nonassignable and terminate three months after the optionee's employment ceases, except in the case of employment termination due to disability of the optionee, in which event the option expires twelve months from the date employment ceases. The Plan is administered by the Company's Board of Directors or by a committee selected by the Company's Board of Directors.

As of September 30, 1997, options to purchase 457,000 shares of the Company's Common Stock at $.625 per share through September 8, 2006, were outstanding and exercisable under the Plan.

On April 8, 1996, as amended on September 10, 1996, the Company adopted the 1996 Incentive and Nonstatutory Option Plan (1996 Plan) in order to attract and retain the best available personnel for positions of responsibility, to provide additional incentive to employees and consultants of the Company and to promote the success of the Company's business. The 1996 Plan authorizes the granting of options to officers, directors, employees and consultants of the Company to purchase 1,250,000 shares of the Company's Common Stock subject to adjustment for various forms of recapitalization that may occur. No option may be granted after April 8, 2006.

Under the 1996 Plan, incentive stock options may only be granted to employees and nonstatutory stock options may be granted to employees and nonemployees. Options may not be granted at less than fair market value at the date of the grant. Options granted are nonassignable and terminate three months after the optionee's employment ceases, except in the case of employment termination due to disability of the optionee, in which event the option expires twelve months from the date employment ceases. The 1996 Plan is administered by the Company's Board of Directors or by a committee selected by the Company's Board of Directors.

Effective September 9, 1996, the Company granted under the 1996 Plan, to employees, options to purchase 1,250,000 shares at $.625 per share through September 9, 2009. As of September 30, 1997, options to purchase 1,240,000 shares were outstanding and 810,000 were exercisable under the 1996 Plan.

The Company adopted the September 1996 Incentive and Nonstatutory Option Plan (September 1996 Plan) in order to attract and retain the best available personnel for positions of responsibility, to provide additional incentive to employees and consultants of the Company and to promote the success of the Company's business.

The September 1996 Plan authorizes the granting of options to purchase 2,500,000 shares of the Company's Common Stock subject to adjustment for various forms of recapitalization that may occur. The terms and conditions of the September 1996 Plan are similar to that discussed for the 1996 Plan.

Effective September 10, 1996, the Company granted under the September 1996 Plan, to employees, options to purchase 1,243,000 shares of the Company's Common Stock at $.625 per share through December 31, 2009. As of September 30, 1997, options to purchase 1,228,000 were outstanding and 748,000 shares were exercisable under the September 1996 Plan. On December 10, 1997, 370,000 options were granted from this plan at an exercise price of $.625. These options are exercisable and expire December 9, 2007.

As of September 30, 1997, the Company had granted 340,000 nonqualified stock options to certain officers and employees at an exercise price of $.95 per share. These options are exercisable and expire August 25, 1998.

                          Employee Stock Ownership Plan

On September 22, 1989, the Company's Board of Directors adopted an Employee Stock Ownership Plan (ESOP) which provides in pertinent part that the Company may annually contribute tax deductible funds to the ESOP, at its discretion, which are then allocated to the Company's employees based upon the employees' wages in relation to the total wages of all employees in the ESOP.

The ESOP provides that more than half of the assets in the ESOP must consist of the Company's Common Stock. The ESOP is administered by a board of trustees under the supervision of an advisory committee, both of which are appointed by the Company's Board of Directors. As of December 29, 1997, the ESOP owned 517,900 shares of the Company's Common Stock and no other marketable securities. Employees become vested in the shares of the Company's Common Stock after six years in the ESOP. Executive officers participate in the ESOP in the same manner as other employees. Employees are 20% vested after two years, vesting an additional 20% each year up to 100% after six years in the ESOP.

                                  Savings Plans

The Company has three retirement saving plans covering all employees who are over 21 years of age and have completed one year of eligibility service. The plans meet the qualifications of Section 401(k) of the Internal Revenue Code. Under the plans, eligible employees can contribute through payroll deductions up to 15% of their base compensation. The Company makes a discretionary matching contribution equal to a percentage of the employee's contribution. Officers participate in the plans in the same manner as other employees. One of the Company's savings plans owns 170,748 shares of the Company's Common Stock.

The Company has no other bonus, profit sharing, pension, retirement, stock purchase, deferred compensation, or other incentive plans.

                        Option Grants In Last Fiscal Year

The following table sets forth information concerning the grant of an option by the Company to Dennis W. Olson during the year ended September 30, 1997. No options were granted by the Company to Robert A. Fitzner, Jr. or to Robert L. Long during the year ended September 30, 1997.

                                                              Individual Grants
                          -------------------------------------------------------------------------------------
                            Number of        %of Total
                            Securities        Options                                                    Grant
                           Underlying       Granted to        Exercise or                                 Date
                             Options        Employees in         Base                                   Present
           Name             Granted(#)      Fiscal Year       Price ($/Sh)      Expiration Date          Value
      ---------------      -----------      ------------      -----------       ---------------         -------

      Dennis W. Olson      100,000(1)          29.4%              $0.95             8/25/98               $0(2)

The options granted were extensions of options that were previously granted and that were due to expire on August 25, 1997.

The options were extended at the same price at which they were previously granted, $.95, which on the date of the extension was above market value. Given the volatility in the price of the Company's Common Stock, the current market value and the expiration date, the Company does not believe the options had any value on the date they were extended.

                   Aggregated Option Exercises in Last Fiscal
                      Year or Fiscal Year End Option Values

The following table sets forth information with respect to Dennis W. Olson and Robert L. Long concerning the unexercised options held by them as of September 30, 1997. Neither Dennis W. Olson nor Robert L. Long exercised any options during the year ended September 30, 1997. Robert A. Fitzner, Jr. does not own any options to purchase securities of the Company.


                                Number of Securities
                               Underlying Unexercised          Value of Unexercised In-the-Money
                                    Options at                         Options at
                                September 30, 1997(#)          September 30, 1997($)(1)
                           --------------------------          ---------------------------------
Name                       Exercisable       Unexercisable    Exercisable       Unexercisable
----                       -----------       -------------    -----------       -------------

Dennis W. Olson              100,000             -0-              -0-                 -0-

Robert L. Long               320,000           480,000            -0-                 -0-

(1) Value of unexercised in-the-money options is the market price of the underlying shares of Common Stock at September 30, 1997, less the exercise price of the options.

                 Compensation of Directors-Standard Arrangement

Directors of the Company receive no compensation for their services as directors. Directors of Secutron, including Robert A. Fitzner, Jr., who are not also officers or employees of Secutron received $30,000 during the year ended September 30, 1997.

               Employment Contracts and Termination of Employment
                       and Change-In-Control Arrangements

There is no employment contract between the Company or RAF and Robert A. Fitzner, Jr. Robert L. Long and RAF have an agreement whereby Mr. Long receives commissions based on a percentage of the dollar amount of his clients' transactions and the dollar amount of all RAF corporate finance transactions and he receives one fourth of all warrants received by RAF as compensation for corporate finance transactions. The Company has an employment contract with Mr. Olson that expires January 1, 1998 with no further obligation beyond that date.

           Compensation Committee Interlocks and Insider Participation

The Company has no compensation committee and no officer or employee or former officer of the Company or any of its subsidiaries during the fiscal year ended September 30, 1997, participated in deliberations with the Company's Board of Directors concerning executive officer compensation.

                              CERTAIN TRANSACTIONS

Except as disclosed in this Statement, there have been no transactions between Fronteer and either Messrs. Chan, Fong and Trapp or Heng Fung Holdings and its subsidiaries. The following is the "Certain Relationships and Related Transactions" section of Fronteer's Annual Report on Form 10-K for the fiscal year ended September 30, 1997.

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

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

(a)(b) Transactions With Management and Others and Certain Business Relationships. Certain officers and directors of the Company made personal loans to the Company when it was in need of short term financing. Dennis Olson made personal demand loans to the Company of which $100,000 remained outstanding as of September 30, 1997. The entire balance was paid to Mr. Olson subsequent to September 30, 1997. Interest was paid to Mr. Olson by the Company at 11.5% per annum. All loan transactions with related persons were on terms no less favorable than those available from third parties. Management has no intentions to engage in such borrowing activities in the future.

Dennis W. Olson is currently an officer and a director of the Company. On February 25, 1997, the Company entered into an agreement to sell certain of its directory business assets to McLeod. Pursuant to the agreement with McLeod, Mr. Olson and certain other employees of the Company entered into agreements not to compete with McLeod. As compensation for this noncompetition agreement, McLeod paid Mr. Olson $334,000 in total noncompetition compensation.

Robert L. Long is currently the Secretary and a director of the Company. Mr. Long received consulting fees of $131,377 during the year ended September 30, 1997 in the form of a portion of RAF's inventory positions. The inventory positions were transferred to Mr. Long at market value.

In December 1997, the Company entered into the Convertible Debenture Agreement with Heng Fung Finance described in Item 1 and Item 12 of this Annual Report.



                 THE DATE OF THIS STATEMENT IS FEBRUARY 3, 1998

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